UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒	SPECIAL FINANCIAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

(Exact name of Registrant as specified in its charter)

Florida	000-1415277	65-0925265

(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One North Federal Highway, Boca Raton, Florida	33432

(Address of principal executive offices)	(Zip Code)

(561) 362-3435

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

          Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

          Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

          Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

          The aggregate market value of the registrant’s common stock, $0.01 par value per share, held by non-affiliates of the registrant on June 30, 2007, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $58.8 million (based on the sales price of the only transfer of the registrant’s common stock in the second quarter of 2007). Shares of the registrant’s common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

          Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at February 1, 2008

Common Stock, $0.01 par value per share	4,693,765 shares

DOCUMENTS INCORPORATED BY REFERENCE

None. This Special Financial Report is filed under cover of the facing sheet of Form 10-K in accordance with Rule 15d-2 of the Securities Exchange Act of 1934 and contains only certified financial statements for the registrant’s fiscal year ended December 31, 2007.

1

1ST UNITED BANCORP, INC.
SPECIAL FINANCIAL REPORT FOR 2007 ON FORM 10-K

EXPLANATORY NOTE

          Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

          1st United Bancorp, Inc.’s Registration Statement on Form S-4, which became effective on January 18, 2008, did not contain the certified financial statements for the fiscal year ended December 31, 2007, as contemplated by Rule 15d-2. Therefore, as required by Rule 15d-2, 1st United Bancorp, Inc. is hereby furnishing such certified financial statements with the SEC under cover of the facing page of an Annual Report of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
1st United Bancorp, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of 1st United Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st United Bancorp, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 27, 2008

1ST UNITED BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollar amounts in thousands, except per share data)

	2007	2006

ASSETS
Cash and due from financial institutions	$17,395	$24,852
Federal funds sold	14,506	861

Cash and cash equivalents	31,901	25,713
Time deposits in other financial institutions	75	75
Securities available for sale	35,546	32,867
Loans held for sale	1,105	3,509
Loans, net of allowance of $2,070 and $2,149 at year end 2007 and 2006	283,353	251,271
Nonmarketable equity securities	2,670	2,431
Premises and equipment, net	5,633	4,851
Company-owned life insurance	4,284	4,107
Goodwill	4,553	4,553
Core deposit intangible	157	253
Accrued interest receivable and other assets	6,557	2,614

	$375,834	$332,244

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$59,539	$71,320
Interest bearing	212,696	168,890

Total deposits	272,235	240,210
Federal funds purchased and repurchase agreements	27,509	21,735
Federal Home Loan Bank advances	20,000	17,500
Accrued interest payable and other liabilities	1,592	1,887

Total liabilities	321,336	281,332

Commitments and contingencies (Note 13)

Shareholders’ equity
Preferred stock – no par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock – Class A, $0.01 par value; 15,000,000 shares authorized; 4,693,765 and 4,722,317 issued and outstanding at year end 2007 and 2006	47	47
Additional paid-in capital	64,720	65,109
Accumulated deficit	(10,526)	(13,919)
Accumulated other comprehensive income (loss)	257	(325)

Total shareholders’ equity	54,498	50,912

	$375,834	$332,244

See accompanying notes to the consolidated financial statements.

4

1ST UNITED BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006, and 2005
(Dollar amounts in thousands, except per share data)

	2007	2006	2005

Interest and dividend income
Loans, including fees	$22,398	$18,314	$9,447
Securities	1,664	1,276	990
Federal funds sold and other	637	358	542

	24,699	19,948	10,979
Interest expense
Deposits	7,258	4,943	2,465
Federal funds purchased and repurchase agreements	779	771	348
Federal Home Loan Bank advances	1,437	519	—

	9,474	6,233	2,813

Net interest income	15,225	13,715	8,166

Provision for loan losses	145	181	194

Net interest income after provision for loan losses	15,080	13,534	7,972

Non-interest income
Service charges on deposit accounts	573	365	396
Net gain on sales and fees from referrals of government guaranteed loans	371	484	847
Net gain on sales of residential real estate loans	491	181	180
Increase in cash surrender value of company-owned life insurance	177	107	—
Other	299	281	233

	1,911	1,418	1,656

Non-interest expense
Salaries and employee benefits	9,281	8,368	5,447
Occupancy and equipment	4,007	3,136	2,214
Data processing	1,167	854	562
Telephone	412	328	262
Stationery and supplies	233	242	197
Professional fees	207	196	167
Advertising	167	244	198
Other	1,515	1,519	1,136

	16,989	14,887	10,183

Income (loss) before income taxes	2	65	(555)
Income tax expense (benefit)	(3,391)	—	—

Net income (loss)	$3,393	$65	$(555)

Basic earnings (loss) per share	$0.72	$0.01	$(0.20)
Diluted earnings (loss) per share	0.71	0.01	(0.20)

See accompanying notes to the consolidated financial statements.

5

1ST UNITED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	Shares - Class A	Shares - Class B	Common Stock - Class A	Common Stock - Class B	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance at January 1, 2005	2,543,430	90,044	$254	$9	$36,991	$(12,114)	$(39)	$25,101

Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	(555)	—	(555)
Change in net unrealized gain (loss) on securities available for sale	—	—	—	—	—	—	(515)	(515)

Total comprehensive income (loss)								(1,070)

Stock dividend	—	105,196	—	10	1,305	(1,315)	—	—

Conversion of Class B shares	195,240	(195,240)	19	(19)	—	—	—	—

10-for-1 reverse stock split	—	—	(247)	—	247	—	—	—

Exercise of stock options	1,913	—	1	—	22	—	—	23

Issuance of common stock	1,170,637	—	12	—	15,627	—	—	15,639

Balance at December 31, 2005	3,911,220	—	39	—	54,192	(13,984)	(554)	39,693

Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	65	—	65
Change in net unrealized gain (loss) on securities available for sale	—	—	—	—	—	—	229	229

Total comprehensive income (loss)								294

Stock-based compensation	—	—	—	—	25	—	—	25

Exercise of stock options	8,237	—	—	—	110	—	—	110

Issuance of common stock	802,860	—	8	—	10,782	—	—	10,790

Balance at December 31, 2006	4,722,317	—	$47	$—	$65,109	$(13,919)	$(325)	$50,912

(Continued)

1ST UNITED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	Shares - Class A	Shares - Class B	Common Stock - Class A	Common Stock - Class B	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance at January 1, 2007	4,722,317	—	$47	$—	$65,109	$(13,919)	$(325)	$50,912

Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	3,393	—	3,393
Change in net unrealized gain (loss) on securities available for sale	—	—	—	—	—	—	582	582

Total comprehensive income (loss)								3,975

Stock-based compensation	—	—	—	—	34	—	—	34

Exercise of stock options	4,151	—	—	—	51	—	—	51

Repurchase and retirement of common stock	(32,703)	—	—	—	(474)	—	—	(474)

Balance at December 31, 2007	4,693,765	—	$47	$—	$64,720	$(10,526)	$257	$54,498

See accompanying notes to the consolidated financial statements.

1ST UNITED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006, and 2005
(Dollar amounts in thousands, except per share data)

	2007	2006	2005

Cash flows from operating activities
Net income (loss)	$3,393	$65	$(555)
Adjustments to reconcile net income (loss) to net cash from operating activities
Provision for loan losses	145	181	194
Depreciation and amortization	1,306	1,120	687
Net amortization of securities	(17)	(43)	12
Increase in cash surrender value of company-owned life insurance	(177)	(107)	—
Stock-based compensation	34	25	—
Net (gain) loss on premises and equipment	(17)	4	3
Net gain on sales of loans held for sale	(711)	(525)	(1,024)
Loans originated for sale	(34,357)	(19,227)	(24,140)
Proceeds from sales of loans held for sale	36,589	19,849	27,709
Net change in:
Deferred income taxes	(3,391)	—	—
Deferred loan fees	(13)	62	113
Other assets	(844)	(1,000)	(899)
Accrued expenses and other liabilities	(295)	641	(93)

Net cash from operating activities	1,645	1,045	2,007

Cash flows from investing activities
Proceeds from security maturities, calls and prepayments	11,510	8,781	5,340
Purchases of securities	(13,435)	(6,984)	(10,668)
Loan originations and payments, net	(31,331)	(66,244)	(103,218)
Purchase of nonmarketable equity securities, net	(239)	(1,494)	(215)
Additions to premises and equipment, net	(1,838)	(1,130)	(2,164)
Purchase of company owned life insurance	—	(4,000)	—

Net cash from investing activities	(35,333)	(71,071)	(110,925)

Cash flows from financing activities
Net increase in deposits	32,025	54,193	74,369
Net change in federal funds purchased and repurchase agreements	5,774	2,111	14,470
Net change in short-term Federal Home Loan Bank advances	2,500	17,500	—
Proceeds from exercise of stock options	51	110	23
Repurchase and retirement of common stock	(474)	—	—
Issuance of common stock	—	10,790	15,639

Net cash from financing activities	39,876	84,704	104,501

Net change in cash and cash equivalents	6,188	14,678	(4,417)
Beginning cash and cash equivalents	25,713	11,035	15,452

Ending cash and cash equivalents	$31,901	$25,713	$11,035

Supplemental cash flow information:
Interest paid	$9,635	$5,994	$2,749
Income taxes paid	20	—	—

Supplemental disclosures of noncash activities:
Transfer of loans held for sale to portfolio	$883	$48	$—

See accompanying notes to the consolidated financial statements.

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include 1st United Bancorp, Inc. (“Bancorp”) and its wholly owned subsidiary, 1st United Bank (“1st United”), together referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.

Bancorp’s only business is the ownership and operation of 1st United. 1st United is a state chartered commercial bank that provides financial services through its four offices and an operations center in Palm Beach County and four banking offices and an executive office in Broward County, Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of goodwill, carrying value of deferred tax assets and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions, interest bearing deposits in other financial institutions, and short-term borrowings.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Nonmarketable equity securities such as Federal Home Loan Bank and Federal Reserve Bank stock are carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Loans held for sale are carried at the lower of aggregate cost or market. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Residential real estate loans held for sale are sold with servicing released. Gains and losses on sales of residential real estate loans are based on the difference between the selling price and the carrying value of the related loan sold.

The guaranteed portion of loans originated through certain government guaranteed lending programs are sold while retaining the unguaranteed portion and servicing. Gains and losses on sales of the guaranteed portion are based on the difference between the selling price and the allocated carrying value of the portion of the loan being sold. Additionally, the Company periodically refers government guaranteed loans to third parties. Fees for such referrals are recognized into income at the time of referral.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the assets’ useful lives, which range from 3 to 10 years. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the lease term or the useful life of the asset.

Company-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Upon adoption of EITF 06-5, which is discussed further below, company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance){Issue}. This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company’s financial condition or results of operation.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Core Deposit Intangible: Goodwill and core deposit intangible results from a business acquisition. Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Core deposit intangible is initially measured at fair value and then is amortized on an accelerated method over the estimated useful life.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Earnings (Loss) Per Share: Basic earnings (loss) per share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share includes the dilutive effect of additional potential common shares issuable under stock options and stock warrants. Earnings (loss) per share is restated for all stock splits and stock dividends through the date of issue of the financial statements.

The weighted average common shares outstanding in 2007, 2006, and 2005 were 4,708,481, 4,649,502, and 2,734,793 for basic earnings (loss) per share and 4,762,113, 4,674,958, and 2,734,793 for diluted earnings (loss) per share. Stock options for 19,450, 9,750, and 601,658 shares of common stock were not considered in computing diluted earnings (loss) per share for 2007, 2006, and 2005 because consideration of these instruments would be antidilutive.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Equity: At year end 2004, the Company had two classes of common stock, each having the same rights and preferences, except that Class B shares (those shares held by shareholders of the Company immediately prior to the change in control that occurred in 2003) entitled the shareholder to a special stock dividend (“Special Dividend”). The Special Dividend in the amount of 105,196 shares was issued to Class B shareholders in July 2005 based on the recovery, payoff and improvement of specifically identified items agreed-upon as part of the 2003 change in control. Subsequent to the issuance of the Special Dividend, the Company proceeded to convert the Class B shares into Class A shares.

Additionally, the Company effected a 10-for-1 reverse stock split in August 2005. All per-share amounts and number of shares outstanding in this report have been restated for the reverse stock split.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: Effective January 1, 2007, the Company adopted FASB Emerging Issues Task Force Issue No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance){Issue}, and FASB Interpretation 48, Accounting for Uncertainty in Income Taxes. See “Company-Owned Life Insurance” and “Income Taxes” above for further discussion of the effect of adopting these standards.

Effect of Newly Issued But Not Yet Effective Accounting Standards: New accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards establish a hierarchy about the assumptions used to measure fair value for 2008, provide an option to report selected financial assets and liabilities at fair value for 2008, and revise the accrual of post-retirement benefits associated with providing life insurance for 2008.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

2007
U.S. Government and federal agency	$31,347	$453	$(17)
Mortgage-backed	3,949	12	(36)
Corporate	250	—	—

	$35,546	$465	$(53)

2006
U.S. Government and federal agency	$28,942	$8	$(243)
Mortgage-backed	3,673	1	(93)
Corporate	252	2	—

	$32,867	$11	$(336)

At year end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

No available for sale securities were sold in 2007, 2006 or 2005.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 2 - SECURITIES (Continued)

The fair value of debt securities at year end 2007 by contractual maturity was as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value

Due in one year or less	$10,446
Due from one to five years	2,017
Due from five to ten years	18,884
Due after ten years	250
Mortgage-backed	3,949

$35,546

Securities at year end 2007 and 2006 with a carrying amount of $28,158 and $29,632 were pledged to secure public deposits and repurchase agreements.

Gross unrealized losses at year end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows.

	Less than 12 Months		12 Months or More		Total

	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

2007
U.S. Government and federal agency	$1,719	$(1)	$8,727	$(16)	$10,446	$(17)
Mortgage-backed	—	—	2,097	(36)	2,097	(36)

	$1,719	$(1)	$10,824	$(52)	$12,543	$(53)

2006
U.S. Government and federal agency	$3,983	$(1)	$20,949	$(242)	$24,932	$(243)
Mortgage-backed	—	—	3,188	(93)	3,188	(93)

	$3,983	$(1)	$24,137	$(335)	$28,120	$(336)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 2 - SECURITIES (Continued)

At December 31, 2007 and 2006, securities with unrealized losses had depreciated only 0.4% and 1.2% from the Company’s amortized cost basis. These unrealized losses related principally to changes in interest rates. As the Company has the ability and intent to hold these securities for a period sufficient to allow for the estimated recovery in fair value since they are classified as available for sale, no declines were deemed to be other than temporary.

NOTE 3 - LOANS

Loans at year end were as follows.

	2007	2006

Commercial	$57,574	$48,965
Real estate:
Residential	51,663	40,930
Commercial	114,424	87,098
Construction	56,603	72,824
Consumer and other	5,125	3,650

	285,389	253,467
Add (deduct):
Unearned income and net deferred loan (fees) costs	34	(47)
Allowance for loan losses	(2,070)	(2,149)

	$283,353	$251,271

Included in commercial and commercial real estate loans above are loans originated through government guaranteed lending programs totaling $8,079 and $9,458 at year end 2007 and 2006. Of these amounts, $6,266 and $8,583 at year end 2007 and 2006 represent unguaranteed portions retained by the Company. These amounts are shown net of discounts and unearned fees of $219 and $216 at year end 2007 and 2006.

Activity in the allowance for loan losses was as follows.

	2007	2006	2005

Beginning balance	$2,149	$1,893	$1,328
Provision for loan losses	145	181	194
Loans charged-off	(502)	(73)	(15)
Recoveries	278	148	386

Ending balance	$2,070	$2,149	$1,893

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Impaired loans were as follows.

	2007	2006

Year end loans with no allocated allowance for loan losses (guaranteed portion - $0 in 2007 and 2006)	$—	$65
Year end loans with allocated allowance for loan losses (guaranteed portion - $0 in 2007and $436 in 2006)	1,101	1,914

	$1,101	$1,979

Amount of the allowance for loan losses allocated	$478	$905

	2007	2006	2005

Average of impaired loans during the year	$1,270	$1,755	$1,702
Interest income recognized during impairment	172	21	18
Cash-basis interest income recognized	107	18	10

Nonperforming loans were as follows.

	2007	2006

Loans past due over 90 days still on accrual (guaranteed portion - $0 in 2007 and $0 in 2006)	$87	$—
Nonaccrual loans (guaranteed portion - $0 in 2007and $436 in 2006)	192	1,112

Nonperforming loans and impaired loans are defined differently. As such, some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - PREMISES AND EQUIPMENT

Year end premises and equipment were as follows.

	2007	2006

Leasehold improvements	$5,007	$4,121
Furniture, fixtures and equipment	3,600	2,727

	8,607	6,848
Accumulated depreciation	(2,974)	(1,997)

	$5,633	$4,851

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 4 - PREMISES AND EQUIPMENT (Continued)

Depreciation expense was $1,073, $936 and $488 for 2007, 2006, and 2005.

The Company leases all of its office facilities under operating leases, one of which is collateralized by a letter of credit on which a $75 time deposit is pledged. Rent expense was $1,789, $1,362, and $1,123 for 2007, 2006, and 2005.

Rent commitments under these noncancelable operating leases were as follows, before considering renewal options that generally are present.

2008	$2,110
2009	1,839
2010	1,940
2011	1,813
2012	1,807
Thereafter	6,048

$15,557

NOTE 5 - GOODWILL AND CORE DEPOSIT INTANGIBLE

Goodwill: The change in balance for goodwill during the year was as follows.

	2007	2006	2005

Beginning of year	$4,553	$4,553	$4,553
Effect of acquisition	—	—	—
Impairment	—	—	—

End of year	$4,553	$4,553	$4,553

Core Deposit Intangible: The gross carrying amount and accumulated amortization for core deposit intangible was as follows as of year end:

	2007		2006

	Gross Cost	Accumulated Amortization	Gross Cost	Accumulated Amortization

Core deposit intangible	$630	$(473)	$630	$(377)

Amortization expense was $96, $118, and $149 for 2007, 2006, and 2005.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 5 - GOODWILL AND CORE DEPOSIT INTANGIBLE (Continued)

Estimated amortization expense for each of the next five years was as follows.

2008	$73
2009	51
2010	28
2011	5
2012	—

NOTE 6 - DEPOSITS

Time deposits of $100 thousand or more were $66,077 and $66,767 at year end 2007 and 2006.

Scheduled maturities of time deposits for the next five years were as follows.

2008	$80,117
2009	4,619
2010	1,345
2011	1,275
2012	2,002

$89,358

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

The Company has a credit line with the Federal Home Loan Bank. This credit line is collateralized by $67,569 of residential first mortgage and commercial real estate loans under a blanket lien arrangement.

At year end 2007, advances consisted of a one month, fixed rate advance maturing in January 2008, with an interest rate of 4.64% at December 31, 2007. At year end 2006, advances consisted of an overnight advance maturing daily, at a daily variable interest rate of 5.50% at December 31, 2006.

NOTE 8 - BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of the compensation contributed. Employee benefit expense related to this plan was $140 and $94 in 2007 and 2006. No such expense was recorded in 2005, as the Company provided no matching or discretionary contributions prior to 2006.

Employment Agreements: The Company has entered into rolling three-year employment agreements with three of its executive officers. The agreements provide for a base salary, cash bonuses and supplemental retirement benefits, which are tied to certain growth and/or profitability targets. Expense under the associated supplemental retirement plans is allocated over years of service and totaled $285 and $140 for 2007 and 2006. No such expense was recorded in 2005, as these plans were adopted in 2006.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 8 - BENEFIT PLANS AND EMPLOYMENT AGREEMENTS (Continued)

Each of the agreements also provide for the granting of stock options in an amount equal to 3.33% of the issued and outstanding common stock of the Company from time to time (not including any common stock outstanding as a result of the exercise by the executives of options granted). As of December 31, 2007 and 2006, 471,408 stock options were granted under the terms of the employment agreements.

NOTE 9 - INCOME TAXES

Income tax expense (benefit) was as follows.

	2007	2006	2005

Current	$—	$—	$—
Deferred	(7)	26	(133)
Change in valuation allowance	(3,384)	(26)	133

Total	$(3,391)	$—	$—

Year end deferred tax assets and liabilities were due to the following.

	2007	2006

Deferred tax assets:
Net operating loss carryforward	$2,385	$2,431
Allowance for loan losses	708	737
Accrued expenses	228	241
Depreciation	202	97
Deferred compensation	167	53
Other	49	45

	3,739	3,604
Deferred tax liabilities:
Core deposit intangible	(259)	(179)
Prepaid expenses	(69)	(41)
Net unrealized gain on securities available for sale	(155)	—
Valuation allowance	—	(3,384)

Net deferred tax asset	$3,256	$—

At December 31, 2007, the Company assessed its earnings history and trend over the past two years, its estimate of future earnings, and the expiration dates of its net operating loss carryforwards. Based on this assessment, the Company determined that it was more likely than not that the deferred tax assets will be realized before their expiration. As a result, the Company reversed the valuation allowance on its deferred tax assets at December 31, 2007, resulting in a $3,384 income tax benefit.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 9 - INCOME TAXES (Continued)

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2007	2006	2005

Federal statutory rate times financial statement income	$1	$22	$(189)
Effect of:
Earnings from company owned life insurance	(60)	(37)	—
Change in valuation allowance	(3,384)	(26)	133
Other, net	52	41	56

Total	$(3,391)	$—	$—

At year end 2007, the Company had net operating loss carryforwards of approximately $6,338 which expire in 2023.

The Company and its subsidiary are subject to U.S. federal income tax, as well as income tax of the State of Florida. The Company is no longer subject to examination by taxing authorities for years before 2004.

NOTE 10 - RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2007 were as follows.

Beginning balance	$15,207
New loans	2,962
Repayments	(5,309)

Ending balance	$12,860

Deposits from principal officers, directors, and their affiliates at year-end 2007 and 2006 were $27,182 and $21,818.

Additionally, the Company paid $369, $324, and $492 in 2007, 2006 and 2005 to various entities owned by directors of the Company for architectural design services and furniture related to its office facilities, insurance services, and legal services. Lastly, the Company entered into a five-year lease that commenced in 2006 on a property owned by a director, for which it made payments of $162 and $139 in 2007 and 2006.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 11 – STOCK-BASED COMPENSATION

The Company has a non-executive officer stock option plan whereby up to 5% of the outstanding shares of the Company’s common stock may be issued under the plan. At year end 2007 and 2006, 70,800 and 80,600 options were issued and 163,719 and 155,516 options were available to be issued under the plan.

Additionally, as noted in a separate footnote, 471,408 options to purchase the Company’s common stock were outstanding at year end 2007 and 2006 to executive officers under employment agreements. As of year end 2007, no additional options were available to be issued under the agreements.

Lastly, the Company has entered into separate agreements with its non-executive directors and executive council members whereby these individuals have been granted options to purchase the Company’s common stock. At year end 2007 and 2006, 55,500 and 46,900 options were outstanding under these agreements.

Under each of the above plans and agreements, the exercise price is the market price at date of grant. The maximum option term is ten years and the vesting period ranges from immediate vesting to up to five years. The Company issues new shares to satisfy share option exercises. Total compensation cost that has been charged against income for these plans was $34 and $25 for 2007 and 2006. No compensation cost was recorded in 2005.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of an appropriate bank peer group. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted during 2007 and 2006 was determined using the following weighted-average assumptions as of grant date.

	2007		2006

Risk-free interest rate	4.56%		4.65%
Expected term	7.00	years	4.04	years
Expected stock price volatility	20.00%		20.00%
Dividend yield	—		—

The weighted-average expected term for 2006 was impacted by the granting of 7,425 options with a stated term of 60 days. Absent this grant, the weighted-average expected term for 2007 would have been 7.00 years as all other options granted in 2006, as well as all options granted in 2007 and prior to 2006, had stated terms of ten years.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 11 – STOCK-BASED COMPENSATION (Continued)

A summary of the activity in the stock option plan for 2007 follows.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of year	598,908	$12.58
Granted	20,450	14.50
Exercised	(4,150)	12.30
Forfeited or expired	(17,500)	12.98

Outstanding at end of year	597,708	$12.64	7.05 years	$1,112

Exercisable at end of year	565,929	$12.56	6.94 years	$1,098

Information related to the stock option plan during each year follows.

	2007	2006	2005

Intrinsic value of options exercised	$9	$1	$3
Cash received from option exercises	51	110	23
Tax benefit realized from option exercises	—	—	—
Weighted average fair value of options granted	5.04	2.98	N/A

As of December 31, 2007, there was $55 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.41 years.

NOTE 12 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

1st United is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2007 and 2006, the most recent regulatory notifications categorized 1st United as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 12 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

1st United’s actual and required capital amounts and ratios are presented below at year end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2007
Total capital to risk weighted assets	$36,564	11.59%	$25,237	8.00%	$31,546	10.00%
Tier 1 (core) capital to risk weighted assets	34,494	10.93	12,618	4.00	18,928	6.00
Tier 1 (core) capital to average assets	34,494	9.69	14,235	4.00	17,794	5.00

2006
Total capital to risk weighted assets	$36,521	12.80%	$22,827	8.00%	$28,534	10.00%
Tier 1 (core) capital to risk weighted assets	34,372	12.05	11,414	4.00	17,121	6.00
Tier 1 (core) capital to average assets	34,372	11.03	12,463	4.00	15,578	5.00

Banking regulations require maintaining certain capital levels and restrict the payment of dividends by 1st United to Bancorp or by the Company to shareholders. These restrictions generally limit dividends to undistributed net income for the current and prior two years. At year end 2007 and 2006, 1st United was restricted from paying dividends to Bancorp as it has an accumulated deficit.

NOTE 13 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments to make loans are generally made for periods of 60 days or less and may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

24

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 13 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2007		2006

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$3,543	$24,080	$—	$70,108
Unused lines of credit	7,344	42,452	—	14,059
Stand-by letters of credit	2,606	332	4,847	—

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.45% to 9.25% and maturities ranging from six months to 12 years.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end.

	2007		2006

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$31,901	$31,901	$25,713	$25,713
Time deposits in other financial institutions	75	75	75	75
Securities available for sale	35,546	35,546	32,867	32,867
Loans, net, including loans held for sale	284,458	286,410	254,780	254,462
Nonmarketable equity securities	2,670	2,670	2,431	2,431
Accrued interest receivable	1,664	1,664	1,560	1,560

Financial liabilities
Deposits	(272,235)	(272,913)	(240,210)	(240,796)
Federal funds purchased and repurchase agreements	(27,509)	(27,509)	(21,735)	(21,735)
Federal Home Loan Bank advances	(20,000)	(20,000)	(17,500)	(17,500)
Accrued interest payable	(250)	(250)	(411)	(411)

(Continued)

25

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits in other financial institutions, nonmarketable equity securities, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The estimated fair value for standby letters of credit and off-balance-sheet loan commitments is considered nominal.

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

	2007	2006	2005

Unrealized holding gains and losses on available-for-sale securities	$737	$229	$(515)
Less reclassification adjustments for (gains) losses later recognized in income	—	—	—

Net unrealized gains and losses	737	229	(515)
Tax effect	(155)	—	—

Other comprehensive income (loss)	$582	$229	$(515)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Bancorp follows:

CONDENSED BALANCE SHEETS
December 31

	2007	2006

ASSETS
Cash and cash equivalents	$11,745	$12,278
Investment in banking subsidiary	42,562	38,600
Other assets	191	34

	$54,498	$50,912

LIABILITIES AND EQUITY
Shareholders’ equity	$54,498	$50,912

(Continued)

1ST UNITED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME
Years ended December 31

	2007	2006	2005

Interest income	$—	$—	$—
Dividends from subsidiary	—	—	—
Other income	—	—	1
Interest expense	—	—	—
Other expense	(106)	(104)	(90)

Income (loss) before income tax and undistributed subsidiary income (loss)	(106)	(104)	(89)
Income tax expense (benefit)	153	—	—
Equity in undistributed subsidiary income (loss)	3,346	169	(466)

Net income (loss)	$3,393	$65	$(555)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31

	2007	2006	2005

Cash flows from operating activities
Net income (loss)	$3,393	$65	$(555)
Adjustments:
Equity in undistributed subsidiary income	(3,346)	(169)	466
Change in other assets	(157)	11	286

Net cash from operating activities	(110)	(93)	207

Cash flows from investing activities
Investments in subsidiary	—	(5,200)	(17,500)

Cash flows from financing activities
Proceeds from exercise of stock options	51	110	23
Issuance of common stock	—	10,790	15,639
Repurchase and retirement of common stock	(474)	—	—

Net cash from financing activities	(423)	10,900	15,662

Net change in cash and cash equivalents	(533)	5,607	(1,631)
Beginning cash and cash equivalents	12,278	6,671	8,302

Ending cash and cash equivalents	$11,745	$12,278	$6,671

(Continued)

NOTE 17 – PENDING ACQUISITION

On October 1, 2007, the Company entered into a definitive agreement to purchase Equitable Financial Group, Inc. (“Equitable”) for a combination of cash and stock. Each Equitable shareholder of record will have an option to elect payment in stock or a combination of stock and cash. Equitable shareholders electing stock consideration will be entitled to receive 6.986 shares of the Company’s common stock for each share of Equitable common stock exchanged. Equitable shareholders electing a combination of stock and cash will be entitled to receive 3.493 shares of the Company’s common stock and $50.65 for each share of Equitable common stock exchanged. At December 31, 2007, Equitable reported total consolidated assets of approximately $179,000, net loans of $163,000 and total deposits of $131,000. The transaction is expected to close on February 29, 2008.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on February 27, 2008, on its behalf by the undersigned, thereunto duly authorized.

1ST UNITED BANCORP, INC.

/s/ Rudy E. Schupp

Rudy E. Schupp
Chief Executive Officer

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on February 27, 2008, on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date

/s/ Rudy E. Schupp	Chief Executive Officer and Director	February 27, 2008

Rudy E. Schupp	(Principal Executive Officer)

/s/ John Marino	President and Chief Financial Officer and Director	February 27, 2008

John Marino	(Principal Financial and Accounting Officer)

/s/ Warren S. Orlando	Chairman of the Board	February 27, 2008

Warren S. Orlando

Director

Paula Berliner

Director

Jeffrey L. Carrier

/s/ Ronald A. David	Director	February 27, 2008

Ronald A. David

/s/ Arthur S. Loring	Director	February 27, 2008

Arthur S. Loring

/s/ Thomas E. Lynch	Director	February 27, 2008

Thomas E. Lynch

Director

Carlos Morrison

Director

Joseph W. Veccia, Jr.